UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the quarter ended September 30, 2007

Commission File Number: 001-13425
Ritchie Bros. Auctioneers Incorporated
6500 River Road
Richmond, BC, Canada
V6X 4G5
(604) 273 7564
(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☐                   Form 40-F ☑
indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐                   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS

PART 1. FINANCIAL INFORMATION
ITEM 1. FINANCIAL STATEMENTS
SIGNATURES
PART 1. FINANCIAL INFORMATION
ITEM 1. FINANCIAL STATEMENTS
The accompanying unaudited consolidated financial statements do not include all information and footnotes required by Canadian or United States generally accepted accounting principles for a complete set of annual financial statements. However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the relevant periods have been made. Results for the interim periods are not necessarily indicative of the results to be expected for the year or any other period. These financial statements should be read in conjunction with the summary of accounting policies and the notes to the consolidated financial statements included in the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2006, a copy of which has been filed with the U.S. Securities and Exchange Commission. These policies have been applied on a consistent basis.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Operations and Retained Earnings
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006

Auction revenues	$68,060	$55,688	$231,965	$190,341
Direct expenses	9,005	8,105	29,014	25,896

	59,055	47,583	202,951	164,445

Expenses:
Depreciation and amortization	4,893	4,337	13,901	10,651
General and administrative	34,929	28,862	99,991	81,566

	39,822	33,199	113,892	92,217

Earnings from operations	19,233	14,384	89,059	72,228
Other income (expense):
Interest expense	(192)	(283)	(898)	(1,003)
Gain (loss) on disposition of capital assets	58	(454)	214	1,463
Other	128	155	1,048	626

	(6)	(582)	364	1,086

Earnings before income taxes	19,227	13,802	89,423	73,314
Income tax expense (recovery):
Current	5,965	5,024	29,964	26,374
Future	(1,641)	(926)	442	(488)

	4,324	4,098	30,406	25,886

Net earnings	$14,903	$9,704	$59,017	$47,428

Net earnings per share (in accordance with Canadian and United States GAAP) (note 7 (d)):
Basic	$0.43	$0.28	$1.70	$1.37
Diluted	$0.42	$0.28	$1.68	$1.36

Retained earnings, beginning of period	$276,883	$242,386	$247,349	$217,080
Net earnings	14,903	9,704	59,017	47,428
Cash dividends paid	(8,351)	(7,258)	(22,931)	(19,676)

Retained earnings, end of period	$283,435	$244,832	$283,435	$244,832

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

	September 30,	December 31,
	2007	2006

	(unaudited)
Assets

Current assets:
Cash and cash equivalents	$230,407	$172,021
Accounts receivable	170,405	36,682
Inventory	8,678	5,614
Advances against auction contracts	401	1,474
Prepaid expenses and deposits	8,149	5,267
Other assets	3,148	2,723
Income taxes receivable	7,211	3,212
Future income tax asset	881	1,074

	429,280	228,067

Capital assets (note 4)	340,347	285,091
Other assets	1,000	343
Goodwill	42,602	39,537
Future income tax asset	1,612	1,189

	$814,841	$554,227

Liabilities and Shareholders’ Equity

Current liabilities:
Auction proceeds payable	$241,361	$65,114
Accounts payable and accrued liabilities	84,365	67,496
Short-term debt (note 5)	5,609	—
Current portion of long-term debt (note 6)	266	237
Future income tax liability	857	851

	332,458	133,698

Long-term debt (note 6)	44,851	43,081
Other liabilities	345	—
Future income tax liability	12,859	8,811

	390,513	185,590

Shareholders’ equity:
Share capital (note 7)	89,649	85,910
Additional paid-in capital	12,061	10,459
Retained earnings	283,435	247,349
Accumulated other comprehensive income	39,183	24,919

	424,328	368,637

	$814,841	$554,227

Commitments and contingencies (note 9)
See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars)
(Unaudited)

				Accumulated
		Additional		Other	Total
	Share	Paid-In	Retained	Comprehensive	Shareholders’
	Capital	Capital	Earnings	Income	Equity

Balance, December 31, 2006	$85,910	$10,459	$247,349	$24,919	$368,637
Exercise of stock options	403	(71)	—	—	332
Stock compensation tax adjustment	—	36	—	—	36
Stock compensation expense	—	325	—	—	325
Cash dividends paid	—	—	(7,283)	—	(7,283)
Net earnings	—	—	17,559	—	17,559
Foreign currency translation adjustment	—	—	—	1,949	1,949

Balance, March 31, 2007	86,313	10,749	257,625	26,868	381,555
Exercise of stock options	2,948	(444)	—	—	2,504
Stock compensation tax adjustment	—	687	—	—	687
Stock compensation expense	—	547	—	—	547
Cash dividends paid	—	—	(7,297)	—	(7,297)
Net earnings	—	—	26,555	—	26,555
Foreign currency translation adjustment	—	—	—	5,498	5,498

Balance, June 30, 2007	89,261	11,539	276,883	32,366	410,049
Exercise of stock options	388	(69)	—	—	319
Stock compensation tax adjustment	—	38	—	—	38
Stock compensation expense	—	553	—	—	553
Cash dividends paid	—	—	(8,351)	—	(8,351)
Net earnings	—	—	14,903	—	14,903
Foreign currency translation adjustment	—	—	—	6,817	6,817

Balance, September 30, 2007	$89,649	$12,061	$283,435	$39,183	$424,328

Consolidated Statements of Comprehensive Income
(Expressed in thousands of United States dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006

Net earnings	$14,903	$9,704	$59,017	$47,428
Other comprehensive income:
Foreign currency translation adjustment	6,817	(180)	14,264	5,306

Comprehensive income	$21,720	$9,524	$73,281	$52,734

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Cash provided by (used in):
Operating activities:
Net earnings	$14,903	$9,704	$59,017	$47,428
Items not involving cash:
Depreciation and amortization	4,893	4,337	13,901	10,651
Stock compensation expense	553	519	1,425	1,501
Future income taxes	(1,641)	(926)	442	(488)
Net gain on disposition of capital assets	(58)	454	(214)	(1,463)
Changes in non-cash working capital:
Accounts receivable	(54,404)	(70,251)	(133,723)	(117,746)
Inventory	7,012	(25,344)	(3,064)	(18,132)
Advances against auction contracts	2,760	1,963	1,073	(690)
Prepaid expenses and deposits	(2,359)	421	(2,882)	(3,130)
Income taxes receivable	(6,323)	(1,066)	(3,999)	(1,066)
Income taxes payable	—	(733)	—	(10,760)
Auction proceeds payable	76,581	41,658	176,247	148,057
Accounts payable and accrued liabilities	6,158	3,165	16,606	10,640
Other	(5,015)	250	(9,012)	(3,822)

	43,060	(35,849)	115,817	60,980

Investing activities:
Acquisition of business	—	—	(597)	(2,300)
Capital asset additions	(25,051)	(14,003)	(57,353)	(36,643)
Proceeds on disposition of capital assets	1,150	559	4,779	4,685
Decrease (increase) in other assets	176	136	(364)	1,569

	(23,725)	(13,308)	(53,535)	(32,689)

Financing activities:
Issuance of share capital	319	387	3,155	3,225
Dividends on common shares	(8,351)	(7,258)	(22,931)	(19,676)
Issuance of short-term debt	12,269	—	33,415	—
Repayment of short-term debt	(18,208)	—	(28,208)	—
Repayment of long-term debt	(64)	(57)	(184)	(169)
Other	7	25	699	260

	(14,028)	(6,903)	(14,054)	(16,360)
Effect of changes in foreign currency rates on cash and cash equivalents	5,300	(253)	10,158	4,871

Increase (decrease) in cash and cash equivalents	10,607	(56,313)	58,386	16,802
Cash and cash equivalents, beginning of period	219,800	242,364	172,021	169,249

Cash and cash equivalents, end of period	$230,407	$186,051	$230,407	$186,051

Supplemental information:
Interest paid	$944	$1,035	$2,290	$2,013
Income taxes paid	$12,559	$6,320	$32,110	$37,517

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2007 and 2006
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2007 and for the three and nine-month periods ended September 30, 2007 and 2006 is unaudited)

1.	Significant accounting policies:
(a)	Basis of presentation:

These unaudited consolidated financial statements present the financial position, results of operations, comprehensive income, changes in shareholders’ equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the “Company’’) and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP’’) applicable to interim financial information and are based on accounting principles and practices consistent with those used in the preparation of the annual consolidated financial statements, except as described in note 2. These consolidated financial statements are not materially different from those that would be presented in accordance with United States GAAP (see note 10). The interim consolidated financial statements should be read in conjunction with the December 31, 2006 audited consolidated financial statements.

(b)	Revenue recognition:

Auction revenues are comprised mostly of auction commissions, which are earned by the Company acting as an agent for consignors of equipment and other assets, but also include net profits on the sale of inventory, incidental interest income, internet and proxy purchase fees, and administrative fees on the sale of certain lots. All revenue is recognized when the auction sale is complete and the Company has determined that the auction proceeds are collectible.

Auction commissions represent the percentage earned by the Company on the gross proceeds from equipment and other assets sold at auction. The majority of auction commissions is earned as a pre-negotiated fixed rate of the gross selling price. Other commissions are earned when the Company guarantees a certain level of proceeds to a consignor. This type of commission typically includes a pre-negotiated percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. If a loss relating to a guarantee contract to be sold after a period end is known at the financial statement reporting date, the loss is accrued in the financial statements for that period. The Company’s exposure from these guarantee contracts fluctuates over time (see note 9).

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2007 and 2006
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2007 and for the three and nine-month periods ended September 30, 2007 and 2006 is unaudited)

1.	Significant accounting policies (continued):
(b)	Revenue recognition (continued):

Auction revenues also include net profit on the sale of inventory items. In some cases, incidental to its regular commission business, the Company temporarily acquires title to items for a short time prior to a particular auction sale. The auction revenue recorded is the net gain or loss on the sale of the items.

(c)	Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current period.
2.	Change in accounting policies:

On January 1, 2007, the Company adopted The Canadian Institute of Chartered Accountants Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments — Recognition and Measurement, Section 3861, Financial Instruments — Disclosure and Presentation and Section 3865, Hedges. Section 1530 establishes standards for reporting and presenting comprehensive income, which represents the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP. Other comprehensive income has been included in the Consolidated Statements of Comprehensive Income.

Section 3861 establishes standards for disclosure and presentation of financial instruments and non-financial derivatives. Section 3865 describes when and how hedge accounting can be applied as well as disclosure requirements. Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet, and the amount at which these items should be recorded. Under the new standard, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale or other financial liabilities.

All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized costs. Subsequent measurement and the accounting for changes in fair value will depend on their initial classification.

Upon the adoption of these new standards, the Company designated its cash and cash equivalents as held-for-trading, which is measured at fair value and changes in fair value are recognized in net earnings. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, auction

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2007 and 2006
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2007 and for the three and nine-month periods ended September 30, 2007 and 2006 is unaudited)

2.	Change in accounting policies (continued):

proceeds payable, short-term debt and long-term debt are classified as other financial liabilities, which are measured at amortized cost.

Transaction costs that are directly attributable to the issuance of financial assets or liabilities are accounted for as part of the carrying value at inception, and are recognized over the term of the assets or liabilities using the effective interest method. As at January 1, 2007, the Company decreased the carrying value of its long-term debt by $312,000 (see note 6) to reflect this change.

All derivative instruments, including embedded derivatives, are recorded in the financial statements at fair value unless exempted from derivative treatment as a normal purchase and sale. All changes in their fair value are recorded in income unless cash flow hedge accounting is applied, in which case changes in fair value are recorded in other comprehensive income. The Company has elected to apply this accounting treatment for all embedded derivatives in host contracts entered into on or after January 1, 2003.

The adoption of these standards did not result in any material impact on the Company’s financial statements.

3.	Seasonality of operations:

The Company’s operations are both seasonal and event driven. Auction revenues tend to be highest during the second and fourth calendar quarters. The Company generally conducts more auctions during these quarters than during the first and third calendar quarters. Mid-December through mid-February and July through August are traditionally less active periods.

In addition, the Company’s revenue is dependent upon the timing of such events as fleet upgrades and realignments, contractor retirements, and the completion of major projects, among other things. These events are not predictable and are usually unrelated to fiscal quarters, making quarter-to-quarter comparability difficult.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2007 and 2006
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2007 and for the three and nine-month periods ended September 30, 2007 and 2006 is unaudited)

4.	Capital assets:

		Accumulated	Net book
September 30, 2007	Cost	depreciation	value

Buildings	$151,882	$32,013	$119,869
Land and improvements	157,248	9,137	148,111
Land and buildings under development	30,583	—	30,583
Automotive equipment	17,799	6,559	11,240
Yard equipment	18,112	9,068	9,044
Office equipment	10,854	5,770	5,084
Computer equipment	6,911	4,824	2,087
Computer software	17,301	4,338	12,963
Leasehold improvements	2,980	1,614	1,366

	$413,670	$73,323	$340,347

		Accumulated	Net book
December 31, 2006	Cost	depreciation	value

Buildings	$129,489	$26,319	$103,170
Land and improvements	131,856	6,689	125,167
Land and buildings under development	25,782	—	25,782
Automotive equipment	14,675	5,677	8,998
Yard equipment	15,083	7,284	7,799
Office equipment	8,174	5,075	3,099
Computer equipment	5,207	3,333	1,874
Computer software	10,187	2,298	7,889
Leasehold improvements	2,387	1,074	1,313

	$342,840	$57,749	$285,091

During the nine months ended September 30, 2007, the Company capitalized interest of $972,000 (nine months ended September 30, 2006 — $998,000) to the cost of land and buildings under development.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2007 and 2006
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2007 and for the three and nine-month periods ended September 30, 2007 and 2006 is unaudited)

5.	Short-term debt:

Short-term debt at September 30, 2007 consisted of draws on the Company’s revolving credit facilities with a weighted average interest rate of 4.959% per annum. This balance was repaid subsequent to quarter end.

6.	Long-term debt:

	September 30,	December 31,
	2007	2006

Term loan, unsecured, bearing interest at 5.61%, due in quarterly installments of interest only, with full amount of the principal due in 2011.	$29,897	$30,000

Term loan, denominated in Canadian dollars, secured by a general security agreement, bearing interest at 4.429%, due in monthly installments of interest only, with the full amount of the principal due in 2010.	14,910	12,864

Term loan, denominated in Australian dollars, secured by deeds of trust on specific property, bearing interest between the prime rate and 6.5%, due in quarterly installments of AUD75, plus interest, with final payments of AUD275 occurring in 2008.	310	454

	45,117	43,318
Current portion	(266)	(237)

Non-current portion	$44,851	$43,081

As at January 1, 2007, the carrying values of the term debt due in 2011 and 2010 were adjusted for transaction costs by $124,000 and $188,000, respectively, to reflect the adoption of new accounting policies, as described in note 2.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2007 and 2006
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2007 and for the three and nine-month periods ended September 30, 2007 and 2006 is unaudited)

7.	Share capital:
(a)	Shares issued:
Common shares issued and outstanding are as follows:

Issued and outstanding, December 31, 2006	34,673,100
Issued for cash, pursuant to stock options exercised	128,000

Issued and outstanding, September 30, 2007	34,801,100

(b)	Stock option plan:
Stock option activity for the nine months ended September 30, 2007 is as follows:

	Common Shares	Weighted Average
	Under Option	Exercise Price

Outstanding, December 31, 2006	804,348	$27.92
Granted	163,100	56.01
Exercised	(128,000)	24.64
Cancelled	(1,200)	56.01

Outstanding, September 30, 2007	838,248	$33.85

Exercisable, September 30, 2007	667,348	$28.35

The options outstanding at September 30, 2007 expire on dates ranging to March 1, 2017.
The following is a summary of stock options outstanding and exercisable at September 30, 2007:

		Options Outstanding		Options Exercisable
		Weighted Average
Range of	Number	Remaining Life	Weighted Average		Weighted Average
Exercise Prices	Outstanding	(years)	Exercise Price	Number Exercisable	Exercise Price

$11.675 — $13.050	104,900	3.9	$12.34	104,900	$12.34
$13.344 — $15.525	113,598	4.7	15.15	113,598	15.15
$26.460 — $32.410	266,000	6.9	29.51	266,000	29.51
$42.690 — $44.090	191,850	8.3	44.00	182,850	44.07
$56.010	161,900	9.4	56.01	—	—

	838,248			667,348

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2007 and 2006
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2007 and for the three and nine-month periods ended September 30, 2007 and 2006 is unaudited)

7. Share capital (continued):
(c)	Stock-based compensation:
The Company uses the fair value based method to account for employee stock-based compensation awards. During the nine-month period ended September 30, 2007, the Company recognized compensation cost of $1,425,000 (2006 — $1,501,000) in respect of options granted in 2007 and 2006 under its stock option plan.
For the purposes described above, the fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2007	2006

Risk free interest rate	4.5%	4.3%
Dividend yield	1.50%	1.63%
Expected lives	5 years	5 years
Volatility	21.8%	21.0%

The weighted average grant date fair value of options granted during the period ended September 30, 2007 was $13.29 per option (2006 — $9.86). The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2007 and 2006
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2007 and for the three and nine-month periods ended September 30, 2007 and 2006 is unaudited)

7. Share capital (continued):
(d)	Net earnings per share:
The computations for basic and diluted earnings per share are as follows:

	Three months ended September 30, 2007			Nine months ended September 30, 2007
	Net earnings	Shares	Per share amount	Net earnings	Shares	Per share amount

Basic net earnings per share	$14,903	34,795,153	$0.43	$59,017	34,737,184	$1.70
Effect of dilutive securities:
Stock options	—	341,489	(0.01)	—	310,721	(0.02)

Diluted net earnings per share	$14,903	35,136,642	$0.42	$59,017	35,047,905	$1.68

	Three months ended September 30, 2006			Nine months ended September 30, 2006
	Net earnings	Shares	Per share amount	Net earnings	Shares	Per share amount

Basic net earnings per share	$9,704	34,561,760	$0.28	$47,428	34,519,329	$1.37
Effect of dilutive securities:
Stock options	—	371,784	—	—	335,074	(0.01)

Diluted net earnings per share	$9,704	34,933,544	$0.28	$47,428	34,854,403	$1.36

8. Transactions with related parties:
During the period ended September 30, 2007, the Company paid $1,004,000 (nine months ended September 30, 2006 — $727,000) to a company controlled by the former Chairman of the Company’s Board of Directors, who retired in 2006. The costs were incurred pursuant to agreements, approved by the Company’s Board of Directors, by which the related company agrees to provide meeting rooms, accommodations, meals and recreational activities at its facilities on Stuart Island in British Columbia, Canada, for certain of the Company’s customers and guests. The agreements set forth the fees and costs per excursion, which are based on market prices for similar types of facilities and excursions. The Company has entered into similar agreements with the related party in the past.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2007 and 2006
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2007 and for the three and nine-month periods ended September 30, 2007 and 2006 is unaudited)

9. Commitments and contingencies:
The Company is subject to legal and other claims that arise in the ordinary course of its business. The Company does not believe that the results of these claims will have a material effect on its financial position or results of operations.
In the normal course of its business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment. At September 30, 2007, outstanding guarantees under contract for industrial equipment to be sold prior to the end of the second quarter of 2008 totaled $17,388,000 (December 31, 2006 — $14,581,000 sold prior to the end of the first quarter of 2007) (undiscounted and before estimated proceeds from sale at auction). The Company also had guarantees under contract totaling $8,098,000 relating to agricultural auctions to be held prior to the end of the second quarter of 2008 (December 31, 2006 — $25,128,000 sold prior to the end of the second quarter of 2007). No liability has been recorded with respect to these guarantee contracts.
10. United States generally accepted accounting principles:
The consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which differ, in certain respects, from accounting practices generally accepted in the United States and from requirements promulgated by the Securities and Exchange Commission. However, for the nine months ended September 30, 2007 and 2006, net earnings in accordance with Canadian GAAP were not significantly different from net earnings had they been presented in accordance with United States GAAP.

ITEM 2.     MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the three- and nine-month periods ended September 30, 2007 compared to the three- and nine-month periods ended September 30, 2006. This discussion should be read in conjunction with our unaudited interim consolidated financial statements and notes thereto for the periods ended September 30, 2007, and with the disclosures below regarding forward-looking statements and risk factors. You should also consider our audited consolidated financial statements and notes thereto and our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2006, which are included in our 2006 Annual Report on Form 40-F.
The date of this discussion is as of October 26, 2007. Additional information relating to our company, including our Annual Information Form, is available by accessing the SEDAR website at www.sedar.com. Our Annual Report on Form 40-F is available on the SEC’s EDGAR system at www.sec.gov. None of the information on the SEDAR or EDGAR websites is incorporated by reference into this document by this or any other reference.
We prepare our consolidated financial statements in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. There are no material measurement differences between those financial statements and the financial position and results of operations that would be reported under generally accepted accounting principles in the United States, or U.S. GAAP. Amounts discussed below are based on our consolidated financial statements prepared in accordance with Canadian GAAP and are presented in United States dollars. Unless indicated otherwise, all tabular dollar amounts presented below are expressed in thousands of dollars, except per share amounts.
Ritchie Bros. is the world’s largest auctioneer of industrial equipment. Our world headquarters are located in Richmond, British Columbia, Canada, and as of the date of this discussion, we operated from over 110 locations, including 37 auction sites, in more than 25 countries around the world. We sell, through unreserved public auctions, a broad range of industrial assets, including equipment, trucks and other assets used in the construction, transportation, mining, forestry, petroleum, material handling, marine, real estate and agricultural industries. Our purpose is to use unreserved auctions to create a global marketplace for our customers.
We operate mainly in the auction segment of the global industrial equipment marketplace. Our primary target markets within that marketplace are the used truck and equipment sectors, which are large and fragmented. The world market for used trucks and equipment continues to grow, primarily as a result of the increasing, cumulative supply of used trucks and equipment, which is driven by the ongoing production of new trucks and equipment. Industry analysts estimate that the world-wide value of used equipment transactions (of the type of equipment we sell at our auctions) is approximately $100 billion per year. Although we sell more used equipment than any other company in the world, our share of this fragmented market is less than 3%. Our secondary target markets include agricultural and industrial real estate, which are related and complimentary markets to our primary markets and are also large and fragmented.
In recent periods, approximately 80% of the buyers at our auctions have been end users of equipment (retail buyers), such as contractors, with the remainder being primarily truck and equipment dealers and brokers (wholesale buyers). Consignors to our auctions represent a broad mix of equipment owners, the majority being end users of equipment, with the balance being finance companies, truck and equipment dealers and equipment rental companies, among others. Consignment volumes at our auctions are affected by a number of factors, including regular fleet upgrades and reconfigurations, financial pressure, retirements, and inventory reductions, as well as by the timing of the completion of major construction and other projects.

We compete directly for potential purchasers of industrial assets with other auction companies. Our indirect competitors include truck and equipment manufacturers, distributors and dealers that sell new or used industrial assets, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, truck and equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment through private sales.
We believe that we have several key strengths that will enable us to continue to attract increasing numbers of consignors and bidders to our auctions. Our principal strengths are our reputation for conducting only unreserved auctions and our widely recognized commitment to fair dealing. Other important strengths include our size, the international scope of our operations, our extensive network of auction sites, our marketing skills, our internet tools and our in-depth experience in the marketplace, including our equipment valuation expertise.
Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. When we say “unreserved” we mean that there are no minimum or reserve prices on anything sold at a Ritchie Bros. auction — each item sells to the highest bidder on sale day, regardless of the price. In addition, consignors (or their agents) are not allowed to bid on, buy back or in any way influence the selling price of their own equipment. We maintain this commitment to the unreserved auction process because we believe that an unreserved auction is a fair auction.
We attract a broad base of bidders from around the world to our auctions. Our worldwide marketing efforts help to attract bidders, and they are willing to travel long distances or participate online in part because of our reputation for conducting fair auctions. These multinational bidding audiences provide a global marketplace that allows our auctions to transcend local market conditions, which we believe is a significant competitive advantage. Evidence of this is the fact that in recent periods an average of over 50% of the value of equipment sold at any particular auction has left the region of the sale.
We believe that our ability to consistently draw significant numbers of local and international bidders to our auctions, most of whom are end users rather than resellers, is appealing to sellers of used trucks and equipment and helps us to attract consignments to our auctions. Higher consignment volumes attract more bidders, which in turn attract more consignments, and so on. During the nine months ended September 30, 2007, we had over 183,000 bidder registrations at our industrial auctions, compared to almost 173,000 in the first nine months of 2006. We received in excess of 25,000 industrial asset consignments in the nine months ended September 30, 2007, compared to over 23,000 during the same period in 2006. A consignment is typically comprised of multiple lots.
Growth Strategies
Our principal goals are to grow our earnings per share at a manageable pace while maintaining a reasonable return on invested capital over the long term and to maintain the Ritchie Bros. culture. Our preference is to pursue sustainable growth with a consistently high level of customer service, rather than targeting aggressive growth and risking erosion of our customer service, which we believe differentiates us from our competitors. To grow our business, we are focusing simultaneously on three different fronts, and we believe these three key components of our strategy work in unison. Although we have been pursuing this strategy for some time, our articulation of this strategy has been updated in 2007 to reflect the ongoing evolution of our business and our annual review of our strategic plan.
1.	Our people

One of our key strategies is to build the team that will help us achieve our goals. This includes recruiting, training and developing the right people, as well as enhancing the productivity of our sales force and our administrative support teams by giving them the tools and training they need to be effective. This component of our strategy also includes active succession planning and leadership development, with a focus on promoting from within our company.

Our ability to recruit and train capable new members for our sales team has a significant influence on our rate of growth. Ours is a relationship business and our Territory Managers are the main point of contact with our customers. We look for bright, hard-working individuals with positive attitudes, and we are committed to providing our people with a great workplace and opportunities to grow with the company and become future leaders of our global team.

2.	Our places

We intend to continue to expand our presence in existing markets and enter new markets, and to expand our international auction site network to handle the expected growth in our business.

Although we expect that most of our growth over the next five years will come from expanding our business and increasing our penetration in regions where we already have a presence, such as the United States and Western Europe, we anticipate that emerging markets in developing countries will be important in the longer term.

We plan to expand our international network of auction sites, opening an average of two to three sites per year. Our shorter-term focus for this expansion is the United States and Western Europe. In addition, we intend to continue to hold offsite auctions in new regions to expand the scope of our operations.

We also aim to increase our market share in our core markets of construction, transportation and agricultural equipment, and to sell more assets in categories that are complimentary to these core markets. Examples of these complimentary categories include mining, forestry, petroleum, real estate and others.

3.	Our processes

We are committed to developing and continually refining the processes and systems that we use to conduct our business, and we expect that this continuous improvement process will allow us to grow our revenues faster than our operating costs. We believe that our M07 strategic initiative is helping us to develop business processes and systems that are efficient, consistent and scalable, and is encouraging a continuous improvement mindset in our company. Part of our M07 initiatives includes the implementation of a new enterprise resource planning (or ERP) system, which we substantially completed in 2007. We also intend to use technology to facilitate our growth and enhance the quality and service level of our auctions.
We believe that these three components work together because our people help us to achieve our goals, our places give us focus areas for and the capacity to handle growth, and our processes help to facilitate revenue growth at a quicker pace than our operating cost increases.
Operations
The majority of our industrial auctions are held at our permanent auction sites, where we own the land and facilities, or at regional auction units, where we lease the land. We also hold off-site auctions at temporary locations, often on land owned by one of the main consignors to the particular auction. Most of our agricultural auctions are off-site auctions that take place on the consignor’s farm. During the first nine months of 2007, 88% of our total gross auction proceeds was attributable to auctions held at our permanent auction sites and regional auction units (first nine months of 2006 — 86%). Gross auction proceeds represent the total proceeds from all items sold at our auctions (please see further discussion below).
We are also using the internet to increase our level of service and to expand the geographic scope of our bidding audience and the appeal of our auctions. Approximately 30% of the bidder registrations at our industrial auctions during the nine months ended September 30, 2007 were over the internet (first nine months of 2006 — 28%).

During the first nine months of 2007, we conducted 126 unreserved industrial auctions at locations in North America, Europe, the Middle East, Australia, Mexico and Southeast Asia (first nine months of 2006 — 124). We also held 160 unreserved agricultural auctions during the nine months ended September 30, 2007, primarily in Canada and the United States (first nine months of 2006 — 127). Although our auctions have varied in size over the last 12 months, our average industrial auction during the 12 month period ended September 30, 2007 attracted over 1,400 bidder registrations (12 months ended September 30, 2006 — 1,300) and featured over 1,400 lots (12 months ended September 30, 2006 — 1,300) consigned by 193 consignors (12 months ended September 30, 2006 — 179), generating average gross auction proceeds of approximately $15.3 million per auction (12 months ended September 30, 2006 — $14.1 million). Our agricultural auctions over the last 12 months averaged approximately $0.9 million in size, compared to $0.7 million over the same period in 2006.
Approximately 58% of our auction revenues in the first nine months of 2007 was earned from operations in the United States (first nine months of 2006 — 63%), 22% was generated from auctions in Canada (first nine months of 2006 — 20%) and the remaining 20% was earned from auctions in countries other than the United States and Canada, primarily in Europe, the Middle East, Australia, Mexico and Singapore (first nine months of 2006 — 17%). We had 907 full-time employees at September 30, 2007, including 258 sales representatives, compared to 783 and 235, respectively, at September 30, 2006.
We are a public company and our common shares are listed under the symbol “RBA” on the New York Stock Exchange and the Toronto Stock Exchange. On October 26, 2007, we had 34,805,350 common shares issued and outstanding and stock options outstanding to purchase a total of 833,998 common shares.
Sources of Revenue and Revenue Recognition
Gross auction proceeds, which until recently we referred to as gross auction sales, represent the total proceeds from all items sold at our auctions. Our definition of gross auction proceeds may differ from those used by other participants in our industry. Gross auction proceeds is an important measure we use in comparing and assessing our operating performance. It is not a measure of our financial performance, liquidity or revenue and is not presented in our consolidated financial statements. We believe that auction revenues, which is the most directly comparable measure in our Statement of Operations, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues we earn in the course of conducting our auctions. The portion of our gross auction proceeds that we do not retain is remitted to our customers who consign the items we sell at our auctions.
Auction revenues are comprised of auction commissions earned from consignors through straight commission and guarantee contracts, net profits on the sale of inventory items, interest income, administrative fees on the sale of certain lots, and the fees applicable to purchases made through our internet and proxy bidding systems. All revenue is recognized when the auction sale is complete and we have determined that the auction proceeds are collectible.
Straight commissions are our most common type of auction revenues and are generated by us when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the gross sales price of the consigned equipment at auction. In recent periods, straight commission sales have represented approximately 75% of our gross auction proceeds volume on an annual basis.
In some situations we guarantee minimum sales proceeds to the consignor and earn a commission based on the actual results of the auction, typically including a pre-negotiated percentage of any sales proceeds in excess of the guaranteed amount. The consigned equipment is sold on an unreserved basis in the same manner as other consignments. If the actual auction proceeds are less than the guaranteed amount, our commission is reduced, and if the proceeds are sufficiently less, we can incur a loss on the sale. We factor in a higher rate of commission on these sales to compensate for the increased risk we assume.

Our financial exposure from guarantee contracts fluctuates over time, but industrial auction guarantees are usually outstanding for less than 45 days. Agricultural auction guarantees are generally outstanding for a longer period of time; a common practice is for these contracts to be signed in the fall of one year for auctions to be held in the spring of the next year.
The combined exposure at any time from all outstanding guarantee contracts can fluctuate significantly from period to period, but the quarter-end balances averaged approximately $36 million over the last 12 months. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed, unless the loss is incurred after the period end and before the financial reporting date, in which case the loss is accrued in the financial statements for the period end. In recent periods, guarantee contracts have represented approximately 15% of gross auction proceeds on an annual basis.
Auction revenues also include the net profit or loss on the sale of inventory in cases where we acquire ownership of equipment for a short time prior to an auction sale. We purchase equipment for specific auctions and sell it at those auctions in the same manner as consigned equipment. During the period that we retain ownership, the cost of the equipment is recorded as inventory on our balance sheet. The net gain or loss on the sale is recorded as auction revenues. In recent periods, sales of inventory have represented approximately 10% of gross auction proceeds on an annual basis. We generally refer to our guarantee and outright purchase business as our underwritten or at-risk business.
The choice by consignors between straight commission, guarantee, or outright purchase arrangements depends on many factors, including the consignor’s risk tolerance and sale objectives. In addition, we do not have a target for the relative mix of contracts. As a result, the mix of contracts in a particular quarter or year fluctuates and is not necessarily indicative of the mix in future periods. The composition of our auction revenues and our auction revenue rate (i.e. auction revenues as a percentage of gross auction proceeds) are affected by the mix and performance of contracts entered into with consignors in the particular period and fluctuate from period to period. Our auction revenue rate performance is presented in the table below.
Prior to 2002, our long-term expected average annual auction revenue rate was approximately 8.80%. With the introduction of an administrative fee in 2002 and proxy and internet purchase fees in 2003, our long-term expected average annual auction revenue rate increased to approximately 9.30%. In 2003, we determined that we were achieving a sustainably higher average auction revenue rate and we increased our long-term expected average annual auction revenue rate to 9.50%. At the end of 2003 we increased our expected average annual auction revenue rate to the range of 9.50% to 10.00%, and our expectation has remained in this range since then. We achieved an auction revenue rate of 10.03% for the nine months ended September 30, 2007 and we believe that our sustainable average annual auction revenue rate continues to be in the range of 9.50% to 10.00%, though our actual auction revenue rate may be above or below this range.
The largest contributor to the variability of our auction revenue rate is the performance, rather than the amount, of our underwritten business. In a period when our underwritten business performs better than average, our auction revenue rate typically exceeds the expected average rate. Conversely, if our underwritten business performs below average, our auction revenue rate will typically be below the expected average rate.
Our gross auction proceeds and auction revenues are influenced by the seasonal nature of the auction business, which is determined mainly by the seasonal nature of the construction and natural resources industries. Our gross auction proceeds and auction revenues tend to be higher during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters. This seasonality contributes to quarterly variability in our net earnings.
Our gross auction proceeds and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where we are developing operations, the number and size of auctions and, as a result, the level of gross auction proceeds and auction revenues, are likely to vary more dramatically from period to period than in our established markets where the number, size and frequency of our auctions are more consistent. In addition, economies of scale are achieved as our operations in a region evolve from conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when our auctions increase in size, as has occurred in recent periods.
Because of these seasonal and period-to-period variations, we believe that our gross auction proceeds and auction revenues are best compared on an annual basis, rather than on a quarterly basis.
Developments in 2007
Highlights of the first nine months of 2007 included:
•	We held the largest auction in our history, at our permanent auction site in Orlando, Florida, with gross auction proceeds of $172 million.

•	We broke regional gross auction proceeds records in Fort Worth, Texas; Houston, Texas; Atlanta, Georgia; Northeast, Maryland; Denver, Colorado; Columbus, Ohio; Kansas City, Missouri; Edmonton, Alberta; Saskatoon, Saskatchewan; Montreal, Quebec; Brisbane, Australia; Melbourne, Australia and Singapore.

•	We completed our acquisition of the business and assets of Clarke Auctioneers Ltd., a Rouleau, Saskatchewan-based auctioneer of agricultural equipment. This added to our network a new auction site. We have not disclosed the terms of this acquisition because we do not believe they are material to our financial condition or results of operations.

•	We held our first auctions at our replacement permanent auction site in Denver, Colorado and at our new permanent auction site in Columbus, Ohio.

•	We established a regional auction unit near Paris, France, and completed the acquisition of an approximately 50-acre property nearby on which we are building a new permanent auction facility.

•	We completed the purchase of approximately 140 acres of land near Kansas City, Missouri, on which we have commenced the construction of a new permanent auction facility to replace our regional auction unit in that region. We expect to be holding auctions on this property by the end of 2007 and to open the permanent auction site in 2008.

•	We completed the purchase of approximately 160 acres of land in Grande Prairie, Alberta, on which we expect to build a new permanent auction site to replace our current permanent facility in that region. The timing of our development of this property has not yet been determined.

•	We established a regional auction unit on leased land in Hartford, Connecticut.

•	As part of our ongoing succession plans, we announced our intention to re-establish the role of Chief Operating Officer in early 2008 and to appoint Robert Armstrong, our Chief Financial Officer and Corporate Secretary, to this position.

•	Randall Wall, our current President, Canada, Europe and Middle East, announced his intention to change his role in the first half of 2008. Mr. Wall will continue to work with our company, focusing his efforts on our property development and training initiatives, but will no longer be one of our Executive Officers. Rather than appointing a new President, we intend to assign other executives to perform these duties, which is part of our ongoing succession plans.

•	We adopted a Shareholder Rights Plan, which is designed to ensure the fair treatment of shareholders in the event of any take-over offer for our common shares.

•	We completed the second phase of our ERP implementation, which included a customer relationship management module.
Subsequent to the period end, we completed the purchase of approximately 123 acres of land in Medford, Minnesota, on which we expect to commence the construction of a permanent auction facility to replace our current permanent facility in that region.
On October 26, 2007, our Board of Directors appointed the following new Executive Officers, with effect from January 1, 2008:
•	Steven Simpson, Senior Vice-President — Western United States (currently Vice-President, South West and North West Divisions);

•	Curt Hinkelman, Senior Vice-President — Eastern United States (currently Vice-President, Great Lakes Division);

•	Kevin Tink, Senior Vice-President — Canada and Agriculture (currently Vice-President, Western Canada and Agricultural Divisions);

•	Victor Pospiech, Senior Vice-President — Administration and Human Resources (currently Vice-President, Administration and Human Resources); and

•	Jeremy Black, Corporate Secretary (currently Director of Finance).
Effective January 1, 2008, in addition to the above individuals, our other Executive Officers will be as follows:
•	Peter Blake, Chief Executive Officer;

•	Robert Mackay, President (currently President — United States, Asia and Australia);

•	Robert Armstrong, Chief Financial Officer and Chief Operating Officer (currently Chief Financial Officer);

•	Robert Whitsit, Senior Vice-President (currently Senior Vice-President — Southeast and Northeast Divisions);

•	David Nicholson, Senior Vice-President — Central United States, Mexico and South America (currently Senior Vice-President — South Central United States, Mexico and South America Divisions); and

•	Guylain Turgeon, Senior Vice-President — Managing Director Europe and Middle East (currently Senior Vice-President — Managing Director European Operations).
Overall Performance
During the first nine months of 2007, we recorded auction revenues of $232.0 million and net earnings of $59.0 million, or $1.68 per diluted common share. This performance compares to auction revenues of $190.3 million and net earnings of $46.3 million, or $1.33 per diluted share, during the first nine months of 2006, excluding the effect of after-tax gains of $1.1 million ($1.8 million before tax) on the sale of excess property in Florida. Financial statement net earnings during the first nine months ended September 30, 2006 were $47.4 million, or $1.36 per diluted common share. We have highlighted this gain on the disposal of capital assets because we do not believe that the sale of excess property is part of our normal operations. Our financial performance in the first nine months of 2007 was stronger than the equivalent period in 2006 primarily as a result of increased gross auction proceeds and a higher auction revenue rate, offset in part by higher operating costs. We ended the first nine months of 2007 with working capital of $96.8 million, compared to $94.4 million at December 31, 2006.
Results of Operations
Nine Months Ended September 30, 2007 Compared to Nine Months Ended September 30, 2006
We conduct operations around the world in a number of different currencies, but our reporting currency is the United States dollar. In the first nine months of 2007, approximately 40% of our revenues and approximately 50% of our operating costs were denominated in currencies other than the United States dollar, which is roughly consistent with the rates we expect to experience on a full year basis and with the relative proportions in recent periods. The proportion of revenues denominated in currencies other than the United States dollar in a given period will differ from the annual proportion depending on the size and location of auctions held during the period.
The main currencies other than the United States dollar in which our revenues and operating costs are denominated are the Canadian dollar and the Euro. In recent periods there have been significant fluctuations in the value of the Canadian dollar and Euro relative to the United States dollar. These fluctuations affect our reported auction revenues and operating expenses when non-United States dollar amounts are converted into United States dollars for financial statement reporting purposes. However, in recent periods, the effect on reported auction revenues and operating expenses in our consolidated financial statements has largely offset, making the impact of the currency fluctuation on our annual net earnings insignificant.
United States Dollar Exchange Rate Comparison

Nine months ended September 30,	2007	2006	% Change in U.S. $

Average value of one U.S. dollar:

Canadian dollar	$1.1048	$1.1327	-2%
Euro	€0.7439	€0.8041	-7%
Auction Revenues

Nine months ended September 30,	2007	2006	% Change

Auction revenues	$231,965	$190,341	22%

Gross auction proceeds	$2,313,177	$1,982,292	17%

Auction revenue rate	10.03%	9.60%
Our auction revenues increased in the first nine months of 2007 compared to the equivalent period in 2006 primarily as a result of higher gross auction proceeds in most of our markets around the world, in particular the United States, Canada and Europe, and a higher auction revenue rate. Our underwritten business (guarantee and inventory contracts) represented 24% of our total gross auction proceeds in the first nine months of 2007 (first nine months of 2006 — 26%), which is in a similar range to the proportions experienced in recent periods.

Our agricultural division generated gross auction proceeds of $111.0 million during the first nine months of 2007, compared to $116.8 million in the corresponding period in 2006. We believe that the decrease in this division between the first nine months of 2007 and 2006 is an example of the variability of our sales from period to period resulting from the timing and size of individual auctions, and not necessarily an indication of a trend in this business.
Our auction revenue rate for the first nine months of 2007 was marginally higher than our expected range of 9.50% to 10.00%. The increase compared to our experience in the equivalent period in 2006 related primarily to the performance of our underwritten business, which performed better in 2007 than in 2006. We continue to believe that our sustainable average auction revenue rate will be in the range of 9.50% to 10.00%. However, our experience has shown that our auction revenue rate is difficult to estimate precisely, which means our actual auction revenue rate in future periods may be above or below our expected range.
Our auction revenues and our net earnings are influenced to a great extent by small changes in our auction revenue rate. For example, a 10 basis point (0.1%) increase or decrease in our auction revenue rate during the first nine months of 2007 would have impacted auction revenues by approximately $2.3 million, of which approximately $1.5 million or $0.04 per common share would have flowed through to net earnings after tax in our statement of operations, assuming no other changes. This factor is important to consider when evaluating our current and past performance, as well as when judging future prospects.
Direct Expenses

Nine months ended September 30,	2007	2006	% Change

Direct expenses	$29,014	$25,896	12%
Direct expenses as a percentage of gross auction proceeds	1.25%	1.31%
Direct expenses are the costs we incur specifically to conduct an auction. Direct expenses include the costs of hiring temporary personnel to work at the auction, advertising directly related to the auction, travel costs for employees to attend and work at the auction, security hired to safeguard equipment at the auction site and rental expenses for temporary auction sites. At each quarter end, we estimate the direct expenses incurred with respect to auctions completed near the end of the period. In the subsequent quarter, these accruals are adjusted, to the extent necessary, to reflect actual costs incurred.
Our direct expense rate, which represents direct expenses as a percentage of gross auction proceeds, fluctuates from period to period based in part on the size and location of the auctions we hold during a particular period. The direct expense rate generally decreases as the average size of our auctions increases. In addition, we usually experience lower direct expense rates for auctions held at permanent auction sites compared to auctions held at offsite locations, mainly as a result of the economies of scale and other efficiencies that we typically experience at permanent auction sites. Our direct expense rate for the first nine months of 2007 was lower than the rate we achieved in the comparable period in 2006 mainly as a result of the higher average size of our auctions in 2007, and the fact that a greater percentage of those auctions were held at permanent auction sites and regional auction units. In addition, in 2006 we incurred higher marketing and advertising expenses to attract real estate bidders to our auctions, which resulted in a higher than expected direct expense rate.
Depreciation and Amortization Expense

Nine months ended September 30,	2007	2006	% Change

Depreciation and amortization expense	$13,901	$10,651	31%
Depreciation is calculated on either a straight line or a declining balance basis on capital assets employed in our business, including buildings, computer hardware and software, automobiles and yard equipment.

Depreciation increased in the first nine months of 2007 compared to the first nine months of 2006 as a result of depreciation relating to new assets that we have put into service in recent periods, such as new auction facilities and our ERP system implementation. We expect our depreciation in future periods to increase in line with our on-going capital expenditures.
General and Administrative Expenses

Nine months ended September 30,	2007	2006	% Change

General and administrative expenses	$99,991	$81,566	23%
General and administrative expenses, or G&A, include such expenditures as personnel (salaries, wages, bonuses and benefits), non-auction related travel, information technology, repairs and maintenance, advertising and utilities.
Our infrastructure and workforce have continued to expand to support our growth objectives, and this, combined with other factors such as currency fluctuations and costs associated with our ERP implementation and business process improvement projects, has resulted in an increase in our G&A. During the first nine months of 2007, the growth in many aspects of our business, including personnel, facilities, and infrastructure, contributed to the increase in G&A. Our gross auction proceeds are growing at a faster rate than originally anticipated and this growth has necessitated adding people to our workforce. Personnel costs are the largest component of our G&A, and our workforce increased 16% between September 30, 2006 and September 30, 2007. As a percentage of gross auction proceeds, G&A continues to be in line with our expectations. However, we expect ongoing expansion of our infrastructure and workforce to support our growth objectives, and this will continue to influence future levels of G&A.
Gain on Disposition of Capital Assets

Nine months ended September 30,	2007	2006	% Change

Gain on disposition of capital assets	$214	$1,463	-85%
The gain on disposition of capital assets recorded in the first nine months of 2006 included a $1.8 million gain recorded on the sale of excess property in Florida. There was no disposition of excess property during the first nine months of 2007.
Income Taxes

Nine months ended September 30,	2007	2006	% Change

Income taxes	$30,406	$25,886	17%
Effective income tax rate	34.0%	35.3%
Income taxes have been estimated using the tax rates in effect in each of the tax jurisdictions in which we earn our income. The effective tax rate for the nine months ended September 30, 2007 was lower than the rate we experienced in the comparable period of the preceding year primarily as a result of differences in earnings within the various tax jurisdictions in which we earn our income. Income tax rates in future periods will fluctuate depending upon the impact of unusual items and the level of earnings in the different tax jurisdictions in which we earn our income.

Net Earnings

Nine months ended September 30,	2007	2006	% Change

Net earnings	$59,017	$47,428	24%
Net earnings per share — basic	1.70	1.37	24%
Net earnings per share — diluted	1.68	1.36	24%
Our net earnings in the first nine months of 2007 were higher than our earnings for the equivalent period in 2006, primarily as a result of increased gross auction proceeds and a higher auction revenue rate, partially offset by higher operating costs. Net earnings for the first nine months of 2006 would have been $46.3 million, or $1.34 and $1.33 per basic and diluted share, respectively, if we excluded the $1.1 million, or $0.03 per diluted share, after-tax ($1.8 million before tax) effect of gains recorded on the sale of excess property in Florida during the period. Excluding the impact of this gain recorded in the first nine months of 2006, our net earnings increased by 27% during the first nine months of 2007.
Quarter Ended September 30, 2007 Compared to Quarter Ended September 30, 2006
United States Dollar Exchange Rate Comparison
The proportion of revenues and expenses denominated in currencies other than the United States dollars in a given period will differ from the annual proportion depending on the size and location of auctions held during the period, but is usually roughly consistent with the rates we expect to experience on a full year basis.

			% Change
Three months ended September 30,	2007	2006	in U.S. $

Average value of one U.S. dollar:

Canadian dollar	$1.0446	$1.1212	-7%
Euro	€0.7271	€0.7852	-7%
Auction Revenues

Three months ended September 30,	2007	2006	% Change

Auction revenues	$68,060	$55,688	22%

Gross auction proceeds	$667,553	$580,271	15%
Auction revenue rate	10.20%	9.60%
The increase in auction revenues in the third quarter of 2007 compared to the equivalent period in 2006 was primarily attributable to higher gross auction proceeds, especially in the United States, Canada and Europe, and a higher auction revenue rate applicable to those sales. Our underwritten business represented 27% of gross auction proceeds in the third quarter of 2007 (2006 — 22%), which is within the range we have experienced in recent periods.

Direct Expenses

Three months ended September 30,	2007	2006	% Change

Direct expenses	$9,005	$8,105	11%
Direct expenses as a percentage of gross auction proceeds	1.35%	1.40%
Our direct expense rate fluctuates from period to period based in part on the size and location of the auctions we hold during a particular period. Our direct expense rate in the third quarter of 2007 was roughly consistent with the rate experienced in the corresponding quarter in 2006, though we incurred higher marketing and advertising expenses to attract real estate bidders to our auctions in 2006, which contributed to a decrease in the direct expense rate in the third quarter of 2007 compared to the third quarter of 2006.
Depreciation and Amortization Expense

Three months ended September 30,	2007	2006	% Change

Depreciation and amortization expense	$4,893	$4,337	13%
Depreciation and amortization in the third quarter of 2007 increased compared to the third quarter of 2006 as a result of depreciation relating to new assets that we have put into service in recent periods, such as new auction facilities and our ERP system.
General and Administrative Expenses

Three months ended September 30,	2007	2006	% Change

General and administrative expenses	$34,929	$28,862	21%
The increase in our G&A was consistent with the growth in our business and also reflected costs associated with our ERP implementation and business process improvement projects, and currency fluctuations. The main contributor to our G&A growth for the third quarter of 2007 compared to the third quarter of 2006 was our increased headcount. Our workforce grew by 16%, which resulted in higher personnel costs for the quarter ended September 30, 2007.
Gain (loss) on Disposition of Capital Assets

Three months ended September 30,	2007	2006	% Change

Gain (loss) on disposition of capital assets	$58	$(454)	N/A
The loss on disposition of capital assets recorded in the third quarter of 2006 was attributable to the write off of redundant computer hardware and software prior to our ERP implementation. No assets were written off during the third quarter of 2007.

Income Taxes

Three months ended September 30,	2007	2006	% Change

Income taxes	$4,324	$4,098	6%
Effective income tax rate	22.5%	29.7%
Income taxes have been estimated using the tax rates in effect in each of the tax jurisdictions in which we earn our income. The effective tax rate for the quarter ended September 30, 2007 was lower than the rate we experienced in the same quarter in 2006 as a result of an adjustment recorded in the third quarter of 2007 to reflect our actual cash tax expenses arising from our 2006 income tax filings, and a lower proportion of our earnings being earned in higher tax rate jurisdictions in the third quarter of 2007. Income tax rates in future periods will fluctuate depending upon the impact of any unusual items and the level of earnings in the different tax jurisdictions in which we earn our income.
Net Earnings

Three months ended September 30,	2007	2006	% Change

Net earnings	$14,903	$9,704	54%
Net earnings per share — basic	0.43	0.28	54%
Net earnings per share — diluted	0.42	0.28	50%
Net earnings in the third quarter of 2007 were higher than our net earnings in the comparable period in 2006 primarily as a result of increased gross auction proceeds and a higher auction revenue rate, partially offset by higher operating costs.
Summary of Quarterly Results
The following tables present our unaudited consolidated quarterly results of operations for each of our last eight fiscal quarters. This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as our annual audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for the fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2006 and 2005, and our discussion above about the seasonality of our business.

	Q3 2007	Q2 2007	Q1 2007	Q4 2006

Gross auction proceeds (1)	$667,553	$945,256	$700,368	$738,731

Auction revenues	$68,060	$94,543	$69,362	$70,699
Net earnings	14,903	26,555	17,559	9,790	(2)

Net earnings per share — basic	$0.43	$0.76	$0.51	$0.28	(2)
Net earnings per share — diluted	0.42	0.76	0.50	0.28	(2)

	Q3 2006	Q2 2006		Q1 2006	Q4 2005

Gross auction proceeds (1)	$580,271	$830,493		$571,528	$589,865

Auction revenues	$55,688	$78,680		$55,973	$59,933
Net earnings	9,704	24,526	(3)	13,198	14,203

Net earnings per share — basic	$0.28	$0.71	(3)	$0.38	$0.41
Net earnings per share — diluted	0.28	0.70	(3)	0.38	0.41

(1)	Gross auction proceeds represents the total proceeds from all items sold at our auctions. Gross auction proceeds is not a measure of revenue and is not presented in our consolidated financial statements. See further discussion above under “Sources of Revenue and Revenue Recognition.”

(2)	Net earnings in the fourth quarter of 2006 included a write-down of $223 ($134 after tax) on land held for resale in Texas. Excluding this amount, net earnings would have been $9,924, or $0.28 per basic and diluted share, respectively.

(3)	Net earnings in the second quarter of 2006 included a gain of $1,812 recorded on the sale of excess property in Florida ($1,087, or $0.03 per diluted share, after tax). Excluding this amount, net earnings would have been $23,439, or $0.68 and $0.67 per basic and diluted share, respectively.
Liquidity and Capital Resources

	September 30, 2007	December 31, 2006	% Change

Working capital	$96,822	$94,369	3%
Our cash position can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. We generally collect auction proceeds from buyers within seven days of the auction and pay out auction proceeds to consignors approximately 21 days following an auction. If auctions are conducted near a period end, we may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, we believe that working capital, including cash, is a more meaningful measure of our liquidity than cash alone. In our opinion, our working capital balance at September 30, 2007 is adequate to satisfy our present operating requirements.
Cash Flows

Nine months ended September 30,	2007	2006	% Change

Cash provided by (used in):
Operations	$115,817	$60,980	90%
Investing	(53,535)	(32,689)	-64%
Financing	(14,054)	(16,360)	14%
Similar to the discussion above about our cash position, our cash provided by operations can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. Therefore, we do not believe that the change in our cash provided by operations during the period ended September 30, 2007 is indicative of a trend.

Capital asset additions were $57.4 million for the nine months ended September 30, 2007 compared to $36.6 million in the equivalent period of 2006. Our capital expenditures in the first nine months of 2007 related primarily to the construction of our new permanent auction sites in Denver, Colorado; Columbus, Ohio; Houston, Texas; Kansas City, Missouri; and Paris, France, to the acquisition of land in Grande Prairie, Alberta, and to investments in computer software and equipment as part of our process improvement initiatives. Exchange rate changes relating to capital assets held in currencies other than the United States dollar, which are not reflected as capital assets additions on the consolidated statements of cash flows, resulted in an increase of $17.0 million in the capital assets reported on our consolidated balance sheet as at September 30, 2007, compared to an increase of $5.5 million in 2006.
We intend to enhance our network of auction sites by adding facilities in selected locations around the world as appropriate opportunities arise, either to replace existing auction facilities or to establish new sites. Our actual expenditure levels in future periods will depend largely on our ability to identify, acquire and develop suitable auction sites. We plan to add or replace an average of two to three auction sites per year.
For the foreseeable future, we expect that our average annual capital expenditures will be in the range of $50 million to $100 million per year, as we continue to invest in the expansion of our network of auction facilities and fund our process improvement initiatives. Actual expenditures will vary, depending on the availability and cost of suitable expansion opportunities and prevailing business and economic conditions, and could be higher or lower than this range. Depending on the scope of the required system developments, the process improvement expenditures will likely be primarily for software, hardware and related systems. We expect to fund future capital expenditures primarily from working capital or draws on available credit facilities.
We paid regular quarterly cash dividends of $0.24 per share during the quarter ended September 30, 2007 and $0.21 per share during each of the quarters ended June 30, 2007 and March 31, 2007. Total dividend payments were $22.9 million for the first nine months of 2007, compared to total dividend payments of $19.7 million in the equivalent period of 2006. These dividends were considered eligible dividends for Canadian income tax purposes. On October 26, 2007, our Board of Directors declared a cash dividend of $0.24 per share payable on December 14 to shareholders of record on November 23.
We had $5.6 million outstanding on our revolving credit facilities at September 30, 2007. These funds were used to finance property development and other expenditures during the period. This amount was recorded as short-term debt at September 30, 2007 and carried a weighted-average interest rate of 4.96% per annum. The balance was repaid subsequent to period end.
Long-term Debt and Credit Facilities
Our long-term debt and available credit facilities at September 30, 2007 and December 31, 2006 were as follows:

	September 30,	December 31,
	2007	2006	% Change

Long-term debt (including current portion of long-term debt)	$45,117	$43,318	4%

Revolving credit facilities — total available:	$132,295	$118,995

Revolving credit facilities — total unused:	$126,686	$118,995

Our credit facilities are with financial institutions in the United States, Canada, The Netherlands, The United Kingdom and Australia. Certain of the facilities include commitment fees applicable to the unused credit amount. During the quarter ended June 30, 2007, we increased our revolving credit facilities in Australia by AU$10 million. As at September 30 2007, we had no floating rate long-term debt and were in compliance with all financial covenants applicable to our long-term debt. Our long-term debt at September 30, 2007 carried interest rates ranging from 4.429% to 6.5%.
Quantitative and Qualitative Disclosure about Market Risk
Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations.
Because we conduct operations in local currencies in countries around the world, yet have the United States dollar as our reporting currency, we are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations. For the nine months ended September 30, 2007, approximately 40% of our revenues were earned in currencies other than the United States dollar and approximately 50% of our operating costs were denominated in currencies other than the United States dollar, and we believe this ratio generally acts as a natural hedge against exposure to fluctuations in the value of the United States dollar. As a result, we have not adopted a long-term hedging strategy to protect against foreign currency fluctuations associated with our operations denominated in currencies other than the United States dollar, but we will consider hedging specific transactions when appropriate.
During the nine months ended September 30, 2007, we recorded an increase in our foreign currency translation adjustment balance of $14.3 million, compared to an increase of $5.3 million in the first nine months of 2006. Our foreign currency translation adjustment arises from the translation of our net assets denominated in currencies other than the United States dollar into our reporting currency. Changes in this balance arise primarily from the strengthening or weakening of non-United States currencies against the United States dollar.
Transactions with Related Parties
During the period ended September 30, 2007, we paid $1.0 million (2006 — $0.7 million) to a company controlled by David E. Ritchie, the former Chairman of our Board of Directors, who retired from our Board effective November 30, 2006. The costs were incurred pursuant to agreements, approved by our Board, by which Mr. Ritchie’s company agrees to provide meeting rooms, accommodations, meals and recreational activities at its facilities on Stuart Island in British Columbia, Canada, for certain of our customers and guests. The agreements set forth the fees and costs per excursion, which are based on market prices for similar types of facilities and excursions. In 2007 we had more visitors than in 2006, which explains most of the increase compared to the prior year. We have entered into similar agreements with Mr. Ritchie’s company in the past and intend to do so in the future.
Legal and Other Proceedings
From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or on our financial condition or results of operations or that involve a claim for damages, excluding interest and costs, in excess of 10% of our current assets.

Critical Accounting Policies and Estimates
On January 1, 2007, we adopted The Canadian Institute of Chartered Accountants Handbook Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments — Recognition and Measurement”, Section 3861, “Financial Instruments — Disclosure and Presentation” and Section 3865, “Hedges”.
Section 1530 establishes standards for disclosure and presentation of comprehensive income, which represents the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net earnings calculated in accordance with Canadian GAAP. Other comprehensive income has been included in our Consolidated Statements of Comprehensive Income for the nine-month periods ended September 30, 2007 and 2006.
Section 3861 establishes standards for disclosure and presentation of financial instruments and non-financial derivatives. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, comparative figures are not restated, except for the requirement to restate our foreign currency translation adjustment as part of other comprehensive income.
Section 3865 describes when and how hedge accounting can be applied as well as disclosure requirements. Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet, and the amount at which these items should be recorded. Under the new standard, financial instruments must be classified into one of five categories: held-for-trading; held-to-maturity; loans and receivables; available-for-sale; or other financial liabilities.
All financial instruments, including derivatives, are measured in the balance sheet at fair value, except loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized costs. The subsequent measurement and accounting for changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value with changes in fair value recognized in net earnings; and available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired, at which time the amounts are recognized in net earnings.
Upon the adoption of these new standards, we designated our cash and cash equivalents as held-for-trading, which are measured at fair value and changes in fair value are recognized in net earnings. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, auction proceeds payable, short-term debt and long-term debt are classified as other financial liabilities, which are measured at amortized cost. These changes did not have a material effect on our financial statements.
Under the new pronouncements, transaction costs that are directly attributable to the issuance of financial assets or liabilities are accounted for as part of the carrying value of the associated instrument at inception, and are recognized over the term of the assets or liabilities using the effective interest method. As at January 1, 2007, we decreased the carrying value of our long-term debt by $0.3 million to reflect the new accounting standard.
All derivative instruments, including embedded derivatives, are now recorded in the financial statements at fair value, unless exempted from derivative treatment as a normal purchase and sale. All changes in their fair value are recorded in income unless cash flow hedge accounting is applied, in which case changes in fair value are recorded in other comprehensive income. We have elected in accordance with the new rules to apply this accounting treatment for all embedded derivatives in host contracts entered into on or after January 1, 2003. However, the adoption of this standard did not result in a material change to our financial statements.

Other than our adoption of the new standards described above, there have been no significant changes in our critical accounting policies and estimates since our Management’s Discussion and Analysis of Financial Condition and Results of Operations as at and for the year ended December 31, 2006, which is included in our 2006 Annual Report on Form 40-F.
Internal Control Over Financial Reporting
There has been no change in our internal control over financial reporting during the nine months ended September 30, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Forward-Looking Statements
This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:
•	our future performance;

•	growth of our operations;

•	growth of the world market for used trucks and equipment;

•	increases in the number of consignors and bidders participating in our auctions;

•	our principal strengths and competitive advantages;

•	our ability to draw consistently significant numbers of local and international end-user bidders to our auctions;

•	our people, including our ability to recruit, train and develop the right people to help us achieve our goals;

•	our places, including: our ability to add the capacity necessary to accommodate our growth; our ability to increase our market share in our core markets and regions and our ability to expand into complimentary market sectors and new geographic markets; the acquisition and development of auction facilities and the related impact on our capital expenditures;

•	our processes, including our M07 initiatives and the effect on our business, results of operations and capital expenditures, particularly our ability to grow revenues faster than operating costs;

•	the relative percentage of our gross auction proceeds represented by straight commission, guarantee and inventory contracts;

•	our auction revenue rates and the sustainability of those rates, and the seasonality of gross auction proceeds and auction revenues;

•	the performance of our agricultural division, and the variability on our agricultural sales from period to period;

•	our direct expense and income tax rates, depreciation expenses and general and administrative expenses;

•	our future capital expenditures;

•	our internet initiatives and the level of participation in our auctions by internet bidders;

•	the proportion of our revenues and operating costs denominated in currencies other than the U.S. dollar or the effect of any currency exchange fluctuations on our results of operations; and

•	financing available to us and the sufficiency of our working capital to meet our financial needs.

In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “intend,” “may,” “might,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” are among those that may affect our performance and could cause our actual financial and operational results to differ significantly from our predictions. We do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.
Risk Factors
Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of our performance in future periods. Some of the more important risks that we face are outlined below and holders of our common shares should consider these risks. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer.
We may incur losses as a result of our guarantee and outright purchase contracts and advances to consignors.
Approximately 75% of our business is conducted on a straight commission basis. In certain other situations we will either offer to:
•	guarantee a minimum level of sale proceeds to the consignor, regardless of the ultimate selling price of the consignment at the auction; or

•	purchase the equipment outright from the consignor for sale in a particular auction.
If auction proceeds are less than the guaranteed amount, our commission will be reduced or, if sufficiently lower, we will incur a loss. If auction proceeds are less than the purchase price we paid for equipment that we take into inventory temporarily, we will incur a loss. Because all of our auctions are unreserved, there is no way for us to protect against these types of losses by bidding on or acquiring any of the items at the auction. In recent periods, guarantee and inventory contracts have generally represented approximately 25% of our annual gross auction proceeds.
Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the assets to be auctioned and upon receipt of a security interest in the assets to secure the obligation. If we were unable to auction the assets or if auction proceeds were less than amounts advanced, we could incur a loss.
We may incur losses in the event that we are required to make payments to buyers if we are not able to deliver clear title on the assets sold at our auctions.
Where title registries are commercially available, we guarantee to our buyers that each item purchased at our auctions is free of liens and other encumbrances, up to the purchase price paid at our auction. If we are unable to deliver clear title, we provide the buyer with a full refund. While we exercise considerable effort to ensure that all liens have been identified and, if necessary, discharged prior to the auction, we occasionally do not properly identify or discharge liens and have had to make payments to the relevant lienholders or purchasers. We will incur a loss if we are unable to recover sufficient funds from the consignors to offset these payments; aggregate losses from these payments could be material.

We may have difficulties sustaining and managing our growth.
One of the main elements of our strategy is to continue to grow our business, primarily by increasing earnings from operations in markets in which we already operate and by expanding into new geographic markets and into market segments in which we have not had a significant presence in the past. As part of this strategy, we may from time to time acquire additional assets or businesses from third parties. We may not be successful in growing our business or in managing this growth. For us to grow our business successfully, we need to accomplish a number of objectives, including:
•	recruiting and retaining suitable sales personnel;

•	identifying and developing new geographic markets and market segments;

•	identifying and acquiring, on terms favourable to us, suitable land on which to build new auction facilities and, potentially, businesses that might be appropriate acquisition targets;

•	managing expansion successfully;

•	obtaining necessary financing;

•	receiving necessary authorizations and approvals from governments for proposed development or expansion;

•	integrating successfully new facilities and acquired businesses into our existing operations;

•	achieving acceptance of the auction process in general by potential consignors, bidders and buyers;

•	establishing and maintaining favourable relationships with consignors, bidders and buyers in new markets and market segments, and maintaining these relationships in our existing markets;

•	succeeding against local and regional competitors in new geographic markets;

•	capitalizing on changes in the supply of and demand for industrial assets, in our existing and in new markets; and

•	designing and implementing business processes that are able to support profitable growth.
We will likely need to hire additional employees to manage our growth. In addition, growth may increase the geographic scope of our operations and increase demands on both our operating and financial systems. These factors will increase our operating complexity and the level of responsibility of existing and new management personnel. It may be difficult for us to attract and retain qualified managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. We may not be able to improve our systems and controls as a result of increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our future prospects or our ability to expand into new markets, many of which may have different competitive conditions and demographic characteristics than our existing markets.
Damage to our reputation for fairness, integrity and conducting only unreserved auctions could harm our business.
Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. Closely related to this is our reputation for fairness and honesty in our dealings with our customers. Our ability to attract new customers and continue to do business with existing customers could be harmed if our reputation for fairness, integrity and conducting only unreserved auctions was damaged. If we are unable to maintain our reputation and police and enforce our policy of conducting unreserved auctions, we could lose business and our results of operations would suffer.

Decreases in the supply of, demand for, or market values of industrial assets, primarily used industrial equipment, could harm our business.
Our auction revenues could be reduced if there was significant erosion in the supply of, demand for, or market values of used industrial equipment, which would affect our financial condition and results of operations. We have no control over any of the factors that affect the supply of, and demand for, used industrial equipment, and the circumstances that cause market values for industrial equipment to fluctuate are beyond our control. In addition, price competition and availability of industrial equipment directly affect the supply of, demand for, and market value of used industrial equipment.
Our operating results are subject to quarterly variations.
Historically, our revenues and operating results have fluctuated from quarter to quarter. We expect to continue to experience these fluctuations as a result of the following factors, among others:
•	the size, timing and frequency of our auctions;

•	the seasonal nature of the auction business in general, with peak activity typically occurring in the second and fourth calendar quarters, mainly as a result of the seasonal nature of the construction and natural resources industries;

•	the performance of our underwritten business (guarantee and outright purchase contracts);

•	general economic conditions in our markets; and

•	the timing of acquisitions and development of auction facilities and related costs.
In addition, we usually incur substantial costs when entering new markets, and the profitability of operations at new locations is uncertain as a result of the increased variability in the number and size of auctions at new sites. These and other factors may cause our future results to fall short of investor expectations or not to compare favourably to our past results.
We may incur losses as a result of legal and other claims.
We are subject to legal and other claims that arise in the ordinary course of our business. While the results of these claims have not historically had a material effect on our business, financial condition or results of operations, we may not be able to defend ourselves adequately against these claims in the future and we may incur losses. Aggregate losses from and the legal fees associated with these claims could be material.
We are exposed to foreign exchange rate fluctuations and political and economic instability as a result of our substantial international operations, which could harm our results of operations.
We conduct business in many countries around the world and intend to continue to expand our presence in international markets, including emerging markets. Fluctuating currency exchange rates, acts of terrorism or war, and changing social, economic and political conditions and regulations, including income tax regulations and political interference, may negatively affect our business in international markets and our related results of operations. Currency exchange rate fluctuations between the different countries in which we conduct our operations impact the purchasing power of buyers, the motivation of consignors, asset values and asset flows between various countries, including those in which we do not have operations. These factors and other global economic conditions may harm our business and our operating results.
Although we report our financial results in United States dollars, a significant portion of our auction revenues is generated at auctions held outside the United States, mostly in currencies other than the United States dollar. Currency exchange rate changes against the United States dollar, particularly for the Canadian dollar and the Euro, could affect the presentation of our results in our financial statements and cause our earnings to fluctuate.

Competition in our core markets could result in reductions in our revenues and profitability.
The used truck and equipment sectors of the global industrial equipment market, and the auction segment of those markets, are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, distributors and dealers that sell new or used equipment, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment in private sales.
Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, we may also be required to reduce commission rates, which may reduce our revenue and harm our operating results and financial condition.
Our internet-related initiatives, which are subject to technological obsolescence and potential service interruptions, may not contribute to improved operating results over the long-term; in addition, we may not be able to compete with technologies implemented by our competitors.
We have invested significant resources in the development of our internet platform, including our rbauctionBid-Live internet bidding service. We use and rely on intellectual property owned by third parties, which we license for use in providing our rbauctionBid-Live service. Our internet technologies may not result in any material long-term improvement in our results of operations or financial condition and may require further significant investment to help avoid obsolescence. We may also not be able to continue to adapt our business to internet commerce and we may not be able to compete effectively against internet auction services offered by our competitors.
The success of our rbauctionBid-Live service and other services that we offer over the internet, including equipment-searching capabilities and historical price information, will continue to depend largely on our ability to use suitable intellectual property licensed from third parties, further development and maintenance of our infrastructure and the internet in general. Our ability to offer online services depends on the performance of the internet, as well as some of our internal hardware and software systems.
“Viruses”, “worms” and other similar programs, which have in the past caused periodic outages and other internet access delays, may in the future interfere with the performance of the internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the internet. We could lose customers and our reputation could be harmed if we were unable to provide services over the internet at an acceptable level of performance or reliability.
The availability and performance of our internal technology infrastructure, as well as the implementation of an enterprise resource planning system, are critical to our business.
The satisfactory performance, reliability and availability of our website, processing systems and network infrastructure are important to our reputation and our business. We will need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased usage of our rbauctionBid-Live service and other services offered on our website and to implement new features and functions. Our business and results of operations could be harmed if we were unable to expand and upgrade in a timely manner our systems and infrastructure to accommodate any increases in the use of our internet services, or if we were to lose access to or the functionality of our internet systems for any reason.

We use both internally developed and licensed systems for transaction processing and accounting, including billings and collections processing. We are in the process of improving these systems to accommodate growth in our business. If we are not successful upgrading our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes, it could harm our operations and interfere with our ability to expand our business.
We have embarked on a program to redesign our business processes and to upgrade our information systems, including implementing an enterprise resource planning system. Our business and results of operations could be harmed if this ongoing implementation, which is expected to continue during 2007, is not successful. In addition, any difficulties with our systems implementation could have an adverse effect on our operations and also our ability to evaluate the effectiveness of our internal control over financial reporting, which could negatively affect our internal control reporting in accordance with the provisions of Section 404 of the Sarbanes-Oxley Act and applicable securities law in Canada, and of our disclosure controls and procedures, which could negatively affect our reporting in accordance with the provisions of Section 302 of the Sarbanes-Oxley Act and applicable securities law in Canada.
We do not currently have a formal disaster recovery plan. If we were subject to a serious security breach or a threat to business continuity, it could materially damage our business, results of operations and financial condition.
Our business is subject to risks relating to our ability to safeguard the security and privacy of our customers’ confidential information.
We maintain proprietary databases containing confidential personal information about our customers and the results of our auctions, and we must safeguard the security and privacy of this information. Despite our efforts to protect this information, we face the risk of inadvertent disclosure of this sensitive information or an intentional breach of our security measures.
Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.
Our expenses may increase significantly or our operations and ability to expand may be limited as a result of environmental and other regulations.
A variety of federal, provincial, state and local laws, rules and regulations apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Failure to comply with applicable laws, rules and regulations could result in substantial liability to us, suspension or cessation of some or all of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.
The development or expansion of auction sites depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, such development or expansion.
Under some environmental laws, an owner or lessee of, or other person involved in, real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner, lessee or other person knew of, or was responsible for, the presence of the hazardous or toxic substances. Environmental contamination may exist at our owned or leased auction sites, or at other sites on which we may conduct auctions, or properties that we may be selling by auction, from prior activities at these locations or from neighbouring properties. In addition, auction sites that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to claims arising from environmental contamination of any of these properties could harm our financial condition and results of operations.
There are restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between specified jurisdictions. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from entering into commerce in the United States. If these restrictions, or changes to environmental laws, were to inhibit materially the ability of customers to ship equipment to or from our auction sites, they could reduce our gross auction proceeds and harm our business.
International bidders and consignors could be deterred from participating in our auctions if governmental bodies impose additional export or import regulations or additional duties, taxes or other charges on exports or imports. Reduced participation by international bidders and consignors could reduce our gross auction proceeds and harm our business, financial condition and results of operations.
We depend on the services of a number of key personnel, and our business could be harmed if we lost one or more of them.
The growth and performance of our business depends to a significant extent on the efforts and abilities of our executive officers and senior managers. Our business could be harmed if we lost the services of one or more of these individuals. We do not maintain key man insurance on the lives of any of our executive officers. Our future success largely depends on our ability to attract, develop and retain skilled employees in all areas of our business.
Our insurance may be insufficient to cover losses that may occur as a result of our operations.
We maintain property and general liability insurance. This insurance may not remain available to us at commercially reasonable rates, and the amount of our coverage may not be adequate to cover all liability that we may incur. Our auctions generally involve the operation of large equipment close to a large number of people, and despite our focus on safe work practices, an accident could damage our facilities or injure auction attendees. Any major accident could harm our reputation and our business. In addition, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, the resulting costs could harm our results of operations and financial condition.
Certain global conditions may affect our ability to conduct successful auctions.
Like most businesses with global operations, we are subject to the risk of certain global conditions, such as pandemics or other disease outbreaks, that would restrict our customers’ travel patterns. If this situation were to occur, we may not be able to generate sufficient equipment consignments to sustain our business or to attract enough bidders to our auctions to achieve world fair market values for the items we sell. This could harm our results of operations and financial condition.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ritchie Bros. Auctioneers Incorporated
(Registrant)

Date: October 30, 2007	By:	/s/ Robert S. Armstrong
Robert S. Armstrong,
Corporate Secretary